UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 8, 2005 (September 1, 2005)

Behringer Harvard Short-Term Opportunity Fund I LP

(Exact Name of Registrant as Specified in Its Charter)

Texas	**000-51291**	**71-0897614**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

15601 Dallas Parkway, Suite 600, Addison, Texas
75001

(Address of principal executive offices)

(Zip Code)

(866) 655-1620

(Registrant's telephone number, including area code)

None

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.03   **Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.**

On September 1, 2005, Behringer Harvard Short-Term Opportunity Fund I LP (the "Registrant") entered into a Revolving Credit Agreement (the "Revolver Agreement") with Bank of America, N.A. (the "Revolver Lender"). Borrowings available under the Revolver Agreement may total up to $11,250,000, subject to limitations based on the cost and value of the collateral for the facility (the "Revolver"). The Revolver is further evidenced by a promissory note from the Registrant to the Revolver Lender. The Revolver Agreement also provides for the issuance of letters of credit in an aggregate amount of up to $10,000,000, which if issued, would reduce the amount of funds available under the Revolver. As of the date hereof, no borrowings have been made and no letters of credit have been issued under the Revolver Agreement, and the full amount of the facility is available. The Revolver Agreement allows the Registrant to elect, for each advance of funds, an interest rate per annum of the prime rate or an interest rate based on the London Interbank Offered Rate ("LIBOR"), or a combination of each. The Revolver has a three-year term with the option to extend for one additional year. Monthly payments of interest by the Registrant are required. Prepayment of principal can be made in full at any time and in part from time to time.

In April 2005, the Registrant acquired a three-building office complex containing approximately 536,241 rentable square feet located on approximately 15.3 acres of land in Irving, Texas, a suburb of Dallas, Texas (the "250/290 Carpenter Property") through its direct and indirect partnership interests in Behringer Harvard 250/290 Carpenter LP (the "250/290 Carpenter Partnership"). The 250/290 Carpenter Property is subject to a deed of trust to secure payment under the Revolver Agreement. In addition, the 250/290 Carpenter Partnership has guaranteed payment of any borrowings made under the Revolver Agreement.

The Revolver Agreement includes customary affirmative and negative covenants, including financial covenants requiring minimum tangible net worth and liquidity and compliance with a ratio of liabilities to net worth. All borrowings under the Revolver will be subject to the satisfaction of customary conditions, including the absence of a default and the accuracy of representations and warranties.

Borrowings and letters of credit under the Revolver Agreement will be used by the Registrant for working capital needs, to acquire other properties and, to the extent applicable, for payment of other obligations.

The foregoing description of the Revolver Agreement and related documents is qualified in its entirety by reference to such agreements, which have been filed as exhibits to this Form 8-K and are incorporated herein by reference.

Item 9.01   **Financial Statements and Exhibits.**

  (c) Exhibits.

The following exhibits are filed herewith in accordance with Item 601 of Regulation S-K:

99.1   Credit Agreement between Bank of America, N.A. and Behringer Harvard Short-Term Opportunity Fund I LP and Behringer Harvard 250/290 Carpenter LP.

99.2   Promissory Note made between Behringer Harvard Short-Term Opportunity Fund I LP and Bank of America, N.A.

99.3   Deed of Trust, Assignment of Rents and Leases, Security Agreement Fixture Filing and Financing Statement by Behringer Harvard 250/290 Carpenter LP, as grantor, to PRLP, Inc. as trustee for the benefit of Bank of America, N.A.

99.4   Guaranty Agreement made between Behringer Harvard 250/290 Carpenter LP in favor of Bank of America, N.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BEHRINGER HARVARD SHORT-TERM OPPORTUNITY FUND I LP

By: Behringer Harvard Advisors II LP,
    Co-General Partner

Dated: September 8, 2005   By: /s/ Gary S. Bresky
                                              Gary S. Bresky
                                              Chief Financial Officer